Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

January 3, 2018

VIA EDGAR

Jeffrey Gabor

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          My Cloudz, Inc.

Current Report on Form 8-K

Filed October 10, 2017

File No. 000-55852

Dear Mr. Gabor:

We respectfully hereby submit the information in this letter, on behalf of our client, My Cloudz, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 6, 2017. The Company filed Amendment No. 1 to the Current Report on Form 8-K on January 3, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form 8-K Dated October 10, 2017

Item 2.01 Completion of Acquisition or Disposition of Assets Description of Business, page 3

1. Please revise this section to disclose in greater detail your principle products and their pricing, distribution methods, status of new products, competitive business conditions, and sources and availability of raw materials. Refer to Item 1 of Form 10 and Item 101(h)(4)(i) through (v) of Regulation S-K.

Response:  The Company has added greater detail to its description of business on page 4, immediately following the section titled “Primary Business,” and added a paragraph to the section titled “Intellectual Property,” also on page 4.

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2. You website lists digestive aid, analgesic, and anxiety relief as benefits of Cannabidiol. Please revise your Form 8-K to disclose the effects of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also include the sanctions for non-compliance with FDA regulation.

Response:  The Company has added a risk factor to page 11 disclosing that the Company must company with the FDA labeling and advertising regulations related to the Company's products.

3. Please provide more information about your planned platform to partner and invest in various segments in the cannabidol products industry.

Response:  On page 4, the Company has replaced the language “create of platform to partner and invest in various segments” with “enter into agreements with strategic partners,” and added a section titled “Strategic Partners,” which section reproduces disclosure from the Company’s Current Report on Form 8-K filed on December 6, 2017. While the disclosure from such Form 8-K filed on December 6, 2017, is dated after the date of the Form 8-K filed on October 10, 2017, the Company has elected to disclose information from the such Form 8-K filed on December 6, 2017 because it is material to the description of the Company’s business.

4. Please describe the material terms of your license agreement with Darren Long. The discussion should include the subject matter of the license, payment terms, term and termination provisions and exclusivity provisions. Additionally, describe the distribution agreement you entered onto with a strategic partner. Intellectual Property, page 4

Response:  The Company has added the following disclosure as the last paragraph to the section titled “Intellectual Property” on page 4:

Darren Long, the Chief Executive Officer and Chairman of the Board of Directors of the Company, is providing the Gridiron MVP™ formulation(s) to the Company at no charge to the Company. Gridiron has the exclusive right(s) to develop CBD products with this formulation. However, Gridiron is limited to developing only CBD products with this formulation and as such does not have any rights to develop products that do not contain CBD with this formulation.

Intellectual Property, page 4

5. We note your risk factor on page 7 that failure to protect your intellectual property and proprietary technology may significantly impair your competitive advantage. Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

Response:  The Company does not sell marijuana, and as such has elected to not discuss legal limitations on its ability to enforce the protection of its intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

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Government Regulation and Approvals, page 5

6. We note that you are not aware of any government regulations or approvals needed for your products. Please revise to disclose here and in an appropriate risk factor that your operations could be found in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act. Lastly, discuss the possible law enforcement consequences under federal and state laws.

Response:  The Company has added a section titled “Federal Controlled Substances Act” on page 5 and added three related risk factors on page 6.

Risk Factors, page 5

7. We note that Darren Long is affiliated with Blackmp Living Water, Livia Global and Food for Athletes. Additionally, we note some similarities between the products you offer on your website and the products offered by these other entities. Please include a risk factor discussing the potential conflict of interest. If your license agreement with Mr. Long explains the circumstances under which he can be involved with other nutritional products, please provide applicable disclosure.

Response:  The Company has added the requested risk factor disclosure to page 6.

12 Month Plan of Operation, page 12

8. Your statement that you plan to license your brand name appears inconsistent with Gridiron BioNutrient's business of marketing and selling its cannabidoil products line. Please revise to provide further explanation of your licensing plans.

Response:  The Company has added a new paragraph disclosing in further detail its 12-month plan of operation under the section titled “12-month plan of operation” on page 12.

Directors and Executive Officers, page 15

9. Please provide clear disclosure regarding the business experience of each of your executive officers and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

Response:  The Company has provided additional and clearer disclosure regarding the business experience of each of its executive officers and directors on pages 15 and 16.

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Financial Statements and Exhibits, page 24

10. Unless the same accountant reported on the most recent financial statements of both the registrant (i.e. My Cloudz, Inc.) and the accounting acquirer (i.e. Gridiron Bionutrients, Inc.), a reverse acquisition always results in a change in accountants. A Form 8-K filed in connection with a reverse acquisition should provide the disclosures required by S-K 304 under Item 4.01 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associated with the post reverse merger financial statements as the predecessor accountant. If a decision has not been made as to which accountant will continue as the successor auditor as of the date of filing the Item 2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made. Please revise your filing accordingly to provide the required disclosures or tell us why revision is not necessary.

Response:  The Company did not change its independent accountants, and as such has not filed any disclosure under Item 4.01 regarding the same.

11. Please file the license agreement with Darren Long and the distribution agreement with your strategic partner or explain the basis for our belief that you are not substantially dependent on them.

Response:  The Company does not have a written license agreement with Mr. Long, and as such is not filing a copy it. The Company has filed its Manufacturer Distribution Agreement with TOK, Inc., as Exhibit 10.4 to the Form 8-K.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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